Exhibit 99.1

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2010

Toronto, Ontario – October 26, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and nine months ended September 30, 2010.
(All amounts are in thousands of United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary
Reported revenues increased $167.9 million or 62.5% from $268.4 million in the third quarter of 2009 to $436.3 million in the third quarter of 2010.  Excluding third quarter revenues from the acquisition of Waste Services, Inc. (“WSI”), $125.7 million, reported revenues increased $42.2 million or 15.7%.  Foreign currency exchange (“FX”) also contributed to the increase in reported revenues and accounts for $15.1 million of the comparable change.

Excluding the impact of FX, organic gross revenue, which includes intercompany revenues, grew 6.5% in Canada.  Core price and volume growth, 2.7% and 4.2%, respectively, were the largest contributors to organic gross revenue growth in Canada.  Higher fuel surcharges and recycling and other pricing also grew quarter over quarter by 0.5% and 0.4%, respectively.  In the U.S., organic gross revenues increased 3.9%.  We realized core price growth of 1.5%, a fuel surcharge increase of 0.5%, recycling and other pricing growth of 0.7%, while volume growth increased 1.2% comparatively.  All revenue growth components outlined above have been prepared on a comparable basis, as if WSI’s operations were combined with ours in the current and previously comparable quarter.

Strong revenue growth translated into strong adjusted EBITDA(A) and operating income growth.  Adjusted EBITDA(A) was $126.3 million in the third quarter of 2010 versus $79.4 million in the same quarter a year ago.  Excluding the impact of FX, adjusted EBITDA(A) was $121.5 million, an increase of $42.2 million or 53.1% period-to-period.  Our third quarter adjusted EBITDA(A) margin was 29.0% and adjusted operating income was $63.5 million in the quarter versus $37.4 million in the comparative period a year ago.  Holding FX constant, adjusted operating income amounted to $60.8 million, an increase of $23.3 million or 62.4% over the comparative period.

We also generated higher adjusted net income quarter over quarter.  Adjusted net income for the third quarter of 2010 was $31.7 million, or $0.26 per weighted average diluted share (“diluted share”), compared to $19.8 million, or $0.21 per diluted share in the comparative period.  Adjusted net income excluding the impact of FX was $28.9 million, representing an increase of $9.1 million over the year ago period.

Free cash flow(B) for the quarter totalled $63.3 million compared to $38.5 million in the comparative period last year.  Our free cash flow(B) yield was 14.5% in the quarter compared to 14.3% in the third quarter of 2009.  Excluding the impact of FX, free cash flow(B) was $60.3 million, representing a 56.6% increase over the same period a year ago.  Free cash flow(B) growth was the result of a strong operating performance, which was partially offset by higher interest expense, capital and landfill purchases and higher cash taxes.  The increase in each of these measures is largely attributable to the acquisition of WSI.

“The third quarter brought about a significant change to our Company’s operating and financial profile with our successful acquisition of WSI,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC Ltd.  “We have been extremely pleased with the contributions from WSI’s people and assets to our third quarter results and we are even more confident than we were a quarter ago, that we will realize the upper end of our expected synergies.  We are also on track to meet our earnings guidance for this year on all measures.  It is a testament to our bottom-up approach and strategic vision that we employ everyday which has resulted in a free cash flow(B) margin expansion of 20 basis points compared to the same period a year ago.  We are also encouraged with the organic growth in our pre-existing business.  Once again we delivered strong organic revenue growth, but at the same time we haven’t lost sight of our strategy of growth through strategic acquisition.  We completed six “tuck-in” acquisitions in the third quarter including the southern Louisiana-based SWDI LLC (“SWDI”) acquisition which is one of the largest private solid waste services providers in Louisiana.”

Mr. Carrigan continued, “The Canadian government mandated divestiture of certain WSI assets has proceeded very well.  We divested of assets in two markets in the quarter and a third shortly after the quarter's end.  Proceeds from the sale of these assets were used to pay down debt.  We expect to complete the sale of the remaining assets prior to the end of this year”.

“Our goal for the balance of 2010 is to remain focused on realizing the synergies from our acquisition of WSI and to continue to improve our combined business, which will include further strategic “tuck-in” acquisitions.  We like where we are today and we like our prospects for the future.  We view our blend of a strong balance sheet, strong free cash flows(B), the strategic compliment of assets and a great management team and employee base, as being the attributes necessary for continued success”.

For the nine months ended September 30, 2010, revenue was $999.9 million, compared with revenues of $746.0 million in the year ago period.  Contributions to year-to-date revenues from our acquisition of WSI totalled $125.7 million.  Holding FX constant, year-to-date revenue would have been $955.2 million.  Adjusted operating income was $145.8 million compared with $94.5 million in the same period in 2009.  Year-to-date adjusted operating income would have been $136.6 million, an increase of 44.4% over 2009, holding FX constant.  Adjusted EBITDA(A) for the year-to-date period was $290.8 million compared to $215.1 million in 2009 and would have been $275.2 million holding FX constant.  Our year-to-date free cash flow(B) increased to $149.3 million up from $90.6 million in the year ago period and our free cash flow(B) yield increased 280 basis points to 14.9% from 12.1% in the year ago period.

For the nine months ended September 30, 2010, adjusted net income was $73.7 million, or $0.72 per weighted average diluted share, compared with $44.5 million or $0.54 per share in the year ago period.

Financial and Other Highlights

For the Three Months Ended September 30, 2010
•  Revenues increased $167.9 million or 62.5%
•  Revenues increased $27.1 million or 10.1%, excluding the impact of WSI and FX
•  Adjusted EBITDA(A) increased $42.2 million or 53.1%, excluding the impact of FX
•  Adjusted EBITDA(A) margin, on a reported basis, was 29.0%
•  Free cash flow(B) increased $21.8 million or 56.6%, excluding the impact of FX
•  Free cash flow(B) yield of 14.5%
•  Adjusted net income per diluted share, $0.26
•  Core price increased 2.7% in Canada and 1.5% in the U.S., prepared on a comparable basis
•  Volumes increased 4.2% in Canada and 1.2% in the U.S., prepared on a comparable basis

For the Nine Months Ended September 30, 2010
•  Revenues increased $253.9 million or 34.0%
•  Revenues increased $82.0 million or 11.0%, excluding the impact of WSI and FX
•  Adjusted EBITDA(A) increased $60.1 million or 28.0%, excluding the impact of FX
•  Adjusted EBITDA(A) margin, on a reported basis, was 29.1%
•  Free cash flow(B) increased $49.3 million or 54.4%, excluding the impact of FX
•  Free cash flow(B) yield of 14.9%
•  Adjusted net income per diluted share, $0.72
•  Core price increased 3.3% in Canada and 1.9% in the U.S., prepared on a comparable basis
•  Volumes increased 5.4% in Canada and 2.0% in the U.S., prepared on a comparable basis

Other Highlights for the Three and Nine Months Ended September 30, 2010

WSI Acquisition
On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI.  The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.  We completed the acquisition on July 2, 2010.

We executed the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables us to increase our internalization in the Canadian and U.S.

northeast markets.  We also believe that the acquisition of WSI will create annual synergies and free cash flow(B) and earnings per share accretion, which we expect will enhance short-term and long-term returns to shareholders.  We plan to direct the expected additional cash flow resulting from the performance of the combined companies towards any combination of the following: growth, accretive acquisitions, debt reduction or dividend payments.

In connection with our acquisition of WSI, we issued 27,971 of our common shares representing 0.5833 of our shares for each WSI common stock that was issued by WSI and outstanding on July 2, 2010 and we assumed WSI’s unexercised and outstanding options and warrants on closing as well.

As outlined in the “Long-term debt” section of this press release, we amended and restated our long-term debt facilities in Canada and the U.S. in conjunction with the acquisition of WSI.  In addition, the credit facilities were upsized to reflect the newly combined operations in both Canada and the U.S.  Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction.  We used a portion of these facilities to repay WSI’s outstanding indebtedness on closing.

On the closing of the WSI acquisition, we expected our pro forma adjusted EBITDA(A) ratio, prepared on a combined basis and assuming FX parity, to be approximately 2.7 times.  However this ratio on closing was approximately 2.6 times.  As of September 30, 2010, our pro forma adjusted EBITDA(A) ratio is approximately 2.4 times.

Other Acquisitions
In the third quarter, we also completed six “tuck-in” acquisitions, of which five were in our U.S. south segment and one in our U.S. northeast segment.  These “tuck-in” acquisitions included SWDI, for which consideration was approximately $55,100.  These “tuck-in” acquisitions were financed from availability on our U.S. credit facility.

2010 Outlook
We provided our updated outlook for 2010 in our second quarter earnings release which remains unchanged.  Our outlook included the acquisition of WSI, several “tuck-in” acquisitions completed in the first and second quarters of 2010 and the SWDI LLC acquisition we completed on July 1, 2010.  Our outlook assumed no change in the current economic environment and excluded the impact of any additional acquisitions.  For the purposes of our estimates, we assumed a Canadian to U.S. currency exchange rate of $0.952.

The outlook provided below is forward looking.  Our actual results may differ materially and are subject to risks and uncertainties which are outlined in the forward-looking statements section of this press release.

•  Revenue is estimated to be in a range of $1.395 to $1.415 billion
•  Adjusted EBITDA(A) is estimated to be in a range of $405 to $417 million
•  Amortization expense, as a percentage of revenue, is estimated to be in a range of 14.5% to 15.0%
•  Capital and landfill expenditures are estimated to be in a range of $127 to $137 million
•  The effective tax rate is estimated to be around 37.5% to 38.5% of income before income tax expense and net loss from equity accounted investee
•  Cash taxes are estimated to be between $38 to $39 million
•  Free cash flow(B) is estimated to be in a range of $190 to $200 million
•  Expected annual cash dividend of $0.50 Canadian (“C”) per share, payable on a quarterly basis

Financial Reporting Changes
We announced that for the interim period ending September 30, 2010 and the year ending December 31, 2010, we have been granted exemptive relief by the Canadian securities regulatory authorities which permits us to discontinue the preparation and filing of a reconciliation of our reported financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to Canadian generally accepted accounting principles (“Canadian GAAP”).  We believe that this reconciliation, which would no longer be required under proposed changes to Canadian securities laws, is of limited use to investors as we have been reporting in U.S. GAAP since March 31, 2009, and the changes in our business since that time (including the July 2010 acquisition of WSI) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.

In connection with our acquisition of WSI on July 2, 2010, WSI’s Canadian and Floridian operating results are included in our Canadian and U.S. south segments, respectively, and have been included with our own since the date of acquisition.  In addition, we have removed corporate allocated costs from the results of our reportable segments.  Accordingly, expenses specific to corporate activities will be presented separately from those presented for our reporting segments for each current and comparative period presented.

 Financial Highlights
 (in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$436,262	$268,411	$999,886	$746,004
Operating expenses	259,075	156,195	584,712	435,969
Selling, general and administration ("SG&A")	55,701	33,272	136,679	95,949
Restructuring expenses	3,792	-	3,792	-
Amortization	62,790	41,946	145,403	120,702
Net loss (gain) on sale of capital and landfill assets	50	(13)	(381)	(128)
Operating income	54,854	37,011	129,681	93,512
Interest on long-term debt	17,783	7,851	33,964	26,246
Net foreign exchange (gain) loss	(40)	61	14	238
Net (gain) loss on financial instruments	(1,498)	305	(3,248)	(866)
Conversion costs	-	93	-	208
Other expenses	586	44	644	109
Income before income tax expense and net loss from equity accounted investee	38,023	28,657	98,307	67,577
Income tax expense	14,012	9,548	37,705	23,724
Net loss from equity accounted investee	70	-	116	-
Net income	$23,941	$19,109	$60,486	$43,853

Net income per weighted average share, basic	$0.20	$0.20	$0.59	$0.54
Net income per weighted average share, diluted	$0.20	$0.20	$0.59	$0.53
Weighted average number of shares outstanding (thousands), basic	109,866	82,294	91,632	71,102
Weighted average number of shares outstanding (thousands), diluted	120,914	93,431	102,692	82,239

Adjusted EBITDA(A)	$126,300	$79,360	$290,839	$215,086
Adjusted operating income	$63,460	$37,427	$145,817	$94,512
Adjusted net income	$31,710	$19,819	$73,720	$44,480
Adjusted net income per weighted average share, basic	$0.26	$0.21	$0.72	$0.54
Adjusted net income per weighted average share, diluted	$0.26	$0.21	$0.72	$0.54

Replacement and growth expenditures (see page 13)
Replacement expenditures	$25,317	$19,322	$57,159	$49,094
Growth expenditures	10,690	8,839	27,452	38,781
Total replacement and growth expenditures	$36,007	$28,161	$84,611	$87,875

Free cash flow(B)
Free cash flow(B)	$63,250	$38,504	$149,276	$90,604
Free cash flow(B) per weighted average share, diluted	$0.52	$0.41	$1.45	$1.10

Dividends
Dividends declared (shares)	$13,318	$16,793	$33,225	$38,331
Dividends declared (participating preferred shares ("PPSs"))	1,329	2,316	4,006	5,522
Total dividends declared	$14,647	$19,109	$37,231	$43,853

	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9555		$0.8760
March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030
June 30	$0.9429	$0.9731	$0.9669	$0.8602	$0.8568	$0.8290
September 30	$0.9711	$0.9624	$0.9654	$0.9327	$0.9113	$0.8547

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three and nine months ended September 30, 2010.

					Three months ended
	September 30, 2009	September 30, 2010	September 30, 2010	September 30, 2010	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$268,411	$152,757	$421,168	$15,094	$436,262
Operating expenses	156,195	94,204	250,399	8,676	259,075
SG&A	33,272	20,485	53,757	1,944	55,701
Restructuring costs	-	3,409	3,409	383	3,792
Amortization	41,946	18,953	60,899	1,891	62,790
Net (gain) loss on sale of capital and landfill assets	(13)	52	39	11	50
Operating income	37,011	15,654	52,665	2,189	54,854
Interest on long-term debt	7,851	9,477	17,328	455	17,783
Net foreign exchange loss (gain)	61	(92)	(31)	(9)	(40)
Net loss (gain) on financial instruments	305	(1,756)	(1,451)	(47)	(1,498)
Conversion costs	93	(93)	-	-	-
Other expenses	44	522	566	20	586
Income before net income tax expense and
net loss from equity accounted investee	28,657	7,596	36,253	1,770	38,023
Net income tax expense	9,548	3,849	13,397	615	14,012
Net loss from equity accounted investee	-	64	64	6	70
Net income	$19,109	$3,683	$22,792	$1,149	$23,941

Adjusted EBITDA(A)	$79,360	$42,155	$121,515	$4,785	$126,300
Adjusted operating income(A)	$37,427	$23,345	$60,772	$2,688	$63,460
Adjusted net income(A)	$19,819	$9,123	$28,942	$2,768	$31,710
Free cash flow(B)	$38,504	$21,809	$60,313	$2,937	$63,250

					Nine months ended
	September 30, 2009	September 30, 2010	September 30, 2010	September 30, 2010	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$746,004	$207,746	$953,750	$46,136	$999,886
Operating expenses	435,969	124,156	560,125	24,587	584,712
SG&A	95,949	33,496	129,445	7,234	136,679
Restructuring costs	-	3,409	3,409	383	3,792
Amortization	120,702	18,477	139,179	6,224	145,403
Net gain on sale of capital and landfill assets		(211)	(339)	(42)	(381)
Operating income	93,512	28,419	121,931	7,750	129,681
Interest on long-term debt	26,246	6,601	32,847	1,117	33,964
Net foreign exchange loss	238	(216)	22	(8)	14
Net gain on financial instruments	(866)	(2,418)	(3,284)	36	(3,248)
Conversion costs	208	(208)	-	-	-
Other expenses	109	515	624	20	644
Income before net income tax expense and
net loss from equity accounted investee	67,577	24,145	91,722	6,585	98,307
Net income tax expense	23,724	11,740	35,464	2,241	37,705
Net loss from equity accounted investee	-	103	103	13	116
Net income	$43,853	$12,302	$56,155	$4,331	$60,486

Adjusted EBITDA(A)	$215,086	$60,123	$275,209	$15,630	$290,839
Adjusted operating income(A)	$94,512	$42,052	$136,564	$9,253	$145,817
Adjusted net income(A)	$44,480	$21,259	$65,739	$7,981	$73,720
Free cash flow(B)	$90,604	$49,312	$139,916	$9,360	$149,276

Management’s Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights
			Three months ended September 30
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant with the comparative period)	(2010 holding FX constant with the comparative period less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$268,411	$421,168	$152,757	$436,262	$167,851
Canada	$94,644	$169,671	$75,027	$184,765	$90,121
U.S. south	$89,359	$162,342	$72,983	$162,342	$72,983
U.S. northeast	$84,408	$89,155	$4,747	$89,155	$4,747

Operating expenses	$156,195	$250,399	$94,204	$259,075	$102,880
Canada	$47,809	$94,223	$46,414	$102,899	$55,090
U.S. south	$56,379	$99,902	$43,523	$99,902	$43,523
U.S. northeast	$52,007	$56,274	$4,267	$56,274	$4,267

SG&A (as reported)	$33,272	$53,757	$20,485	$55,701	$22,429
Canada	$7,755	$12,854	$5,099	$13,893	$6,138
U.S. south	$9,684	$15,838	$6,154	$15,838	$6,154
U.S. northeast	$7,043	$7,650	$607	$7,650	$607
Corporate	$8,790	$17,415	$8,625	$18,320	$9,530

EBITDA(A) (as reported)	$78,944	$117,012	$38,068	$121,486	$42,542
Canada	$39,080	$62,594	$23,514	$67,973	$28,893
U.S. south	$23,296	$46,602	$23,306	$46,602	$23,306
U.S. northeast	$25,358	$25,231	$(127)	$25,231	$(127)
Corporate	$(8,790)	$(17,415)	$(8,625)	$(18,320)	$(9,530)

Adjusted SG&A	$32,856	$49,254	$16,398	$50,887	$18,031
Canada	$7,755	$12,854	$5,099	$13,893	$6,138
U.S. south	$9,684	$15,838	$6,154	$15,838	$6,154
U.S. northeast	$7,043	$7,650	$607	$7,650	$607
Corporate	$8,374	$12,912	$4,538	$13,506	$5,132

Adjusted EBITDA(A)	$79,360	$121,515	$42,155	$126,300	$46,940
Canada	$39,080	$62,594	$23,514	$67,973	$28,893
U.S. south	$23,296	$46,602	$23,306	$46,602	$23,306
U.S. northeast	$25,358	$25,231	$(127)	$25,231	$(127)
Corporate	$(8,374)	$(12,912)	$(4,538)	$(13,506)	$(5,132)

Segment Highlights (continued)
			Nine months ended September 30
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant with the comparative period)	(2010 holding FX constant with the comparative period less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$746,004	$953,750	$207,746	$999,886	$253,882
Canada	$252,815	$356,421	$103,606	$402,557	$149,742
U.S. south	$253,305	$343,548	$90,243	$343,548	$90,243
U.S. northeast	$239,884	$253,781	$13,897	$253,781	$13,897

Operating expenses	$435,969	$560,125	$124,156	$584,712	$148,743
Canada	$129,684	$189,946	$60,262	$214,533	$84,849
U.S. south	$156,216	$210,294	$54,078	$210,294	$54,078
U.S. northeast	$150,069	$159,885	$9,816	$159,885	$9,816

SG&A (as reported)	$95,949	$129,445	$33,496	$136,679	$40,730
Canada	$22,048	$29,613	$7,565	$33,446	$11,398
U.S. south	$27,767	$35,708	$7,941	$35,708	$7,941
U.S. northeast	$21,262	$22,513	$1,251	$22,513	$1,251
Corporate	$24,872	$41,611	$16,739	$45,012	$20,140

EBITDA(A) (as reported)	$214,086	$305,791	$50,094	$278,495	$64,409
Canada	$101,083	$136,862	$35,779	$154,578	$53,495
U.S. south	$69,322	$97,546	$28,224	$97,546	$28,224
U.S. northeast	$68,553	$71,383	$2,830	$71,383	$2,830
Corporate	$(24,872)	$(41,611)	$(16,739)	$(45,012)	$(20,140)

Adjusted SG&A	$94,949	$87,834	$23,467	$124,335	$29,386
Canada	$22,048	$29,613	$7,565	$33,446	$11,398
U.S. south	$27,767	$35,708	$7,941	$35,708	$7,941
U.S. northeast	$21,262	$22,513	$1,251	$22,513	$1,251
Corporate	$23,872	$30,582	$6,710	$32,668	$8,796

Adjusted EBITDA(A)	$215,086	$275,209	$60,123	$290,839	$75,753
Canada	$101,083	$136,862	$35,779	$154,578	$53,495
U.S. south	$69,322	$97,546	$28,224	$97,546	$28,224
U.S. northeast	$68,553	$71,383	$2,830	$71,383	$2,830
Corporate	$(23,872)	$(30,582)	$(6,710)	$(32,668)	$(8,796)

Revenues
Gross revenue by service type
The following tables compare gross revenues for the three and nine months ended September 30, 2010 to the comparative periods by service offering.  These tables only include WSI’s results for the period since the date of acquisition.

	Three months ended September 30, 2010				Three months ended September 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$76,926	34.9	$75,613	26.0	$42,560	35.0	$46,789	23.1
Industrial	38,345	17.4	42,178	14.5	20,680	17.0	26,708	13.2
Residential	34,464	15.6	60,713	20.9	18,015	14.8	43,711	21.6
Transfer and disposal	59,497	26.9	96,910	33.3	34,739	28.6	74,670	36.9
Recycling and other	11,574	5.2	15,494	5.3	5,562	4.6	10,424	5.2
Gross revenues	220,806	100.0	290,908	100.0	121,556	100.0	202,302	100.0
Intercompany	(29,066)		(39,411)		(16,560)		(28,535)
Revenues	$191,740		$251,497		$104,996		$173,767

	Nine months ended September 30, 2010				Nine months ended September 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue

Commercial	$171,078	35.7	$172,948	25.1	$124,328	36.7	$138,814	24.2
Industrial	81,661	17.0	93,819	13.6	57,796	17.0	78,370	13.7
Residential	70,731	14.7	147,807	21.4	50,696	14.9	120,544	21.0
Transfer and disposal	129,462	27.0	236,344	34.3	92,566	27.3	210,366	36.7
Recycling and other	26,777	5.6	38,255	5.6	13,922	4.1	25,055	4.4
Gross revenues	479,709	100.0	689,173	100.0	339,308	100.0	573,149	100.0
Intercompany	(62,712)		(91,844)		(43,526)		(79,960)
Revenues	$416,997		$597,329		$295,782		$493,189
(*) amounts have been adjusted to conform to the current period presentation.

Gross revenue growth or decline components – expressed in percentages and excluding FX
(prepared on a comparable basis for 2010)
As a result of our acquisition of WSI, we have prepared the table below on a “comparable basis”, which includes WSI’s results as if WSI’s operations were combined with ours in the current and previously comparable quarter.  However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended September 30, 2010		Three months ended September 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	2.7	1.5	3.0	2.0
Fuel surcharges	0.5	0.5	(1.9)	(3.8)
Recycling and other	0.4	0.7	0.2	(1.6)
Total price growth (decline)	3.6	2.7	1.3	(3.4)

Volume	4.2	1.2	0.3	(0.5)
Total organic gross revenue growth (decline)	7.8	3.9	1.6	(3.9)

Acquisitions	4.0	8.1	0.7	1.5
Total gross revenue growth (decline)	11.8	12.0	2.3	(2.4)

	Nine months ended September 30, 2010		Nine months ended September 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.3	1.9	3.3	2.5
Fuel surcharges	0.7	0.4	(1.2)	(2.7)
Recycling and other	0.6	1.2	(0.3)	(2.2)
Total price growth (decline)	4.6	3.5	1.8	(2.4)

Volume	5.4	2.0	(0.9)	(3.1)
Total organic gross revenue growth (decline)	10.0	5.5	0.9	(5.5)

Acquisitions	3.8	5.6	1.8	1.9
Total gross revenue growth (decline)	13.8	11.1	2.7	(3.6)

Three months ended
The increase in Canadian segment gross revenues is due in large part to the acquisition of WSI.  On a “comparable basis”, prepared as if WSI’s operations were combined with ours in the current and previously comparable quarter, our Canadian segment delivered solid price and volume growth in almost every service offering. Higher organic gross revenue growth delivered by BFI Canada’s Canadian operations was partially offset by a lower comparable performance from WSI’s Canadian operations.  The divestiture of certain assets in the current quarter resulted in a comparable decline in commercial volumes, as expected.  However, we enjoyed healthier comparable pricing that more than compensated for the divested volume decline.  Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Other “tuck-in” acquisitions, FX, and higher fuel surcharges also contributed to the comparable increase.

Similar to our Canadian segment, gross revenues in our U.S. south segment benefited from the acquisition of WSI.  With the exception of our industrial service line and pricing in our material recovery facilities, all other service lines delivered pricing and volume growth on a comparable basis.  Lower pricing in our industrial service line and material recovery facilities was more than offset by comparable volume gains.  Higher fuel surcharges and acquisitions contributed to the balance of this segments comparable gross revenue growth.

Gross revenues in our U.S. northeast segment increased as well.  Excluding landfill pricing, all of our service lines enjoyed higher price, or pricing that was largely unchanged, over the year ago period.  The mix of waste materials lowered comparative landfill pricing period over period.  Higher comparative landfill, industrial and recycling and other volumes contributed to the increase in gross revenues, which together more than offset declines in our other service offerings. Marginally higher fuel surcharges and acquisitions contributed to the balance of this segments gross revenue growth.

Nine months ended
The increase in Canadian segment gross revenues is attributable to the acquisition of WSI and organic and other “tuck-in” acquisition growth.  Similar to the three months ended, higher organic gross revenue growth delivered by BFI Canada’s Canadian operations was partially offset by a lower comparable performance from WSI’s Canadian operations.  On a comparable basis, year-to-date residential pricing was down slightly, but contract wins boosted volumes resulting in a strong contribution to gross revenues from this service line.  As mentioned above, divestitures have impacted comparable commercial volumes, but stronger year-to-date pricing far outpaced the comparable impact divested volumes had on gross revenues.  All other service lines contributed to higher comparable pricing and volumes.  Fuel surcharges, FX, and commodity pricing has also contributed to the year-to-date increase.

On a year-to-date basis, U.S. south segment gross revenues increased on the back of pricing growth.  Pricing growth is the result of growth in most service lines.  Our industrial line was our only service line where comparative pricing was largely unchanged.  All of this segments service lines delivered volume growth on a comparable basis to the year ago period.  Other “tuck-in” acquisitions, recycled material prices and fuel surcharges also contributed to gross revenue growth period-to-period.

On a year-to-date basis, gross revenue growth in our U.S. northeast segment benefited from stronger year over year pricing.  Landfill pricing was the only service line that experienced a year-to-date decline.  Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the pricing decline.  The return of commodity pricing has made a significant contribution to year-to-date revenue growth as did an increase in the volume of materials processed.  Volume growth was most pronounced in our landfill and recycling lines and was partially offset by declines in all other service offerings.  Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.

Operating expenses
Three months ended
The comparative increase in operating expenses is due to FX, our acquisition of WSI, other “tuck-in” acquisitions, and higher collected waste volumes in our pre-existing business.  In total, higher disposal, labour, and vehicle operating and maintenance expenses, represent the bulk of the comparative increase.  We also incurred higher commodity rebates due to higher comparative commodity pricing.  The increase in commodity rebates was most notable in our U.S. northeast and Canadian segments.

We continue to integrate WSI into our operations and improve the operating effectiveness of the assets we acquired.  We are satisfied that we are realizing the synergies we expected.

Nine months ended
As outlined above, the acquisition of WSI, other “tuck-in” acquisitions, and organic growth in our pre-existing business are the primary reasons for the increase in disposal, labour, and vehicle operating and maintenance costs.  Foreign currency exchange was also a contributor to the year-to-date increase.

SG&A expenses
Three months ended
Excluding the impact of FX, the increase in SG&A expense is due to the acquisition of WSI, other “tuck-in” acquisitions and organic growth.  The increase is primarily attributable to higher salaries, facility, and other SG&A costs.

Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate SG&A also includes transaction and related costs and fair value changes to stock options.  The acquisition of WSI is the primary contributor to the increase in corporate SG&A expense.

Nine months ended
Changes in SG&A expense for the nine months ended are consistent with the reasons outlined above for the three months ended.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry.  Investors and analysts use this calculation as a measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

In 2009, our calculation of free cash flow(B) did not deduct for acquisition and related, and non-recurring, costs.  Accordingly, comparative free cash flow(B) amounts have been adjusted to conform to the current period’s presentation.

Free cash flow(B) – adjusted EBITDA(A) approach

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Adjusted EBITDA(A)	$126,300	$79,360	$46,940	$290,839	$215,086	$75,753

Restricted share expense	568	390	178	1,398	1,081	317
Purchase of restricted shares	(1,241)	-	(1,241)	(1,241)	(172)	(1,069)
Capital and landfill asset purchases	(36,007)	(28,161)	(7,846)	(84,611)	(87,875)	3,264
Landfill closure and post-closure expenditures	(1,609)	(2,609)	1,000	(3,161)	(4,964)	1,803
Landfill closure and post-closure cost accretion expense	1,030	805	225	2,792	2,322	470
Interest on long-term debt	(17,783)	(7,851)	(9,932)	(33,964)	(26,246)	(7,718)
Interest on long-term debt - high yield defeasance interest	1,663	-	1,663	1,663	-	1,663
Non-cash interest expense	1,985	676	1,309	3,410	2,221	1,189
Current income tax expense	(11,656)	(4,106)	(7,550)	(27,849)	(10,849)	(17,000)
Free cash flow(B)	$63,250	$38,504	$24,746	$149,276	$90,604	$58,672

Three months ended
Free cash flow(B) increased period over period which is due in large part to the acquisition of WSI.  We enjoyed significant improvements to adjusted EBITDA(A) resulting from the acquisition of WSI, other “tuck-in” acquisitions and strong organic revenue growth as detailed in the “Revenue” section of this press release.  Higher debt levels resulting from the acquisition of WSI and higher interest rates in Canada and the U.S. partially offset adjusted EBITDA(A) improvements.  Higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other “tuck-in” acquisitions completed in the year also partially offset adjusted EBITDA(A) growth.  Cash taxes also rose in the period, which was most notable in Canada.  Higher Canadian cash taxes are the result of acquiring WSI, which has no meaningful loss carryforwards to shelter income subject to tax.  FX also contributed to the free cash flow(B) increase period over period.

Nine months ended
For the nine months ended, free cash flow(B) increased.  The WSI acquisition, other “tuck-in” acquisitions, organic growth and FX all contributed to the increase in free cash flow(B).  Strong revenue growth contributed to the increase in adjusted EBITDA(A), which was partially offset by higher interest expense and higher current income tax expense and the reasons for these changes are largely consistent with those outlined above for the three months ended.

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change

Replacement	$25,317	$19,322	$5,995	$57,159	$49,094	$8,065
Growth	10,690	8,839	1,851	27,452	38,781	(11,329)
Total	$36,007	$28,161	$7,846	$84,611	$87,875	$(3,264)

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended
Excluding the impact of FX and the acquisition of WSI, replacement expenditures increased.  The increase is a function of higher capital asset spending for vehicles and containers, partially offset by a decline in replacement spending at our landfills.  The timing of landfill cell construction is the primary reason for the decline in landfill spending.  The increase in capital asset replacement spending is due to a combination of timing, a larger comparative compliment of capital assets, and targeting the purchase of more capital assets in light of lower landfill spending.

Nine months ended
The reasons for the increase in year-to-date replacement spending are consistent with those outlined above for the three months ended.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended
Excluding the impact of WSI and FX, growth expenditures increased.  The increase is attributable to our U.S. segment as our Canadian segment recognized a comparative quarterly decline.  The U.S. segment increase is due in large part to spending on equipment and infrastructure, while the Canadian segment decline is due to fewer comparative contract wins resulting in lower vehicle and equipment purchases versus the comparative quarter a year ago.

Nine months ended
Fewer comparative contract wins is the primary reason for the decline in year-to-date growth expenditures.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Long-term debt
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at September 30, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Condensed Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$525,000	$325,000	$53,390	$146,610

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$950,000	$637,500	$139,682	$172,818
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(1)	$194,000	$109,000	$-	$85,000
Other notes	$4,862	$4,862	$-	$-

Note:
(1)Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB amounts drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)
At September 30, 2010, funded long-term debt to EBITDA is as follows:

	September 30, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.92	3.05	1.92	2.56
Funded debt to EBITDA maximum	3.00	4.00	2.75	4.00

Changes to long-term debt occurring in conjunction with the WSI acquisition
Closing Agreements
On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”).  The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing.  The total commitment available under the facility is C$525,000.

On June 14, 2010, we entered into a Closing Agreement with the credit parties to our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility.  The total commitment available under the facility is $950,000.

Canadian facility
On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant may also expand to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points when our funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when our funded debt to EBITDA ratio is below 2.0 times.  The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over bankers’ acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.

Security under the Canadian facility remained largely unchanged, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684.  In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.

September 30, 2010
On September 30, 2010, advances under the Canadian facility were C$325,000 and total letters of credit amounted to C$53,390.  Available capacity under the facility at September 30, 2010, excluding the accordion, was C$146,610 and our funded debt to EBITDA ratio, as defined and calculated in accordance with our Canadian facility, was 1.92 times.

Canadian Trust Indenture
On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and were aligned with changes to the Canadian facility.  The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was similarly modified in the trust indenture.  While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

U.S. facility
On July 2, 2010, in connection with the closing of the WSI acquisition, our U.S. facility became effective.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, to refinance existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed monies under the U.S. facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.

Pricing on advances drawn under the facility increased by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.   Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.

Security under the U.S. facility remained relatively unchanged, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.

On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317.  In addition, our funded debt to EBITDA on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

September 30, 2010
On September 30, 2010, advances under the U.S. facility were $637,500 and total letters of credit amounted to $139,682.  Available capacity under the facility at September 30, 2010, excluding the accordion, was $172,818 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.05 times.

Other notes
In connection with the WSI acquisition, we assumed various notes which included a secured note payable to WCA of Florida LLC (“WCA”).  Subsequent to the close of the WSI transaction, the holder of the note was changed from WCA to Credit Suisse.  The note has an original issue date of June 29, 2007 and was originally issued for $10,500.  The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.

In addition, we assumed a note payable with an original issue date of June 14, 2002 and issue amount of $3,500.  The note bears interest at 6.678% and is payable in 180 equal monthly payments of $31, or the equivalent of $370 annually.  The note matures on June 14, 2017 and the balance outstanding at July 2, 2010 was $2,064.  The note is unsecured and was repaid in the current quarter.

We also assumed a note payable under a financing arrangement for a piece of equipment purchased in 2006.  At closing, the total remaining payments under this note amount to $38.  The note was repaid in the current quarter.

Long-term debt to pro forma adjusted EBITDA(A)
On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.4 times.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and net income or loss from equity accounted investee”.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted for investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain, or non-recurring, expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations.  The reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Operating income	$54,854	$37,011	$129,681	$93,512
Transaction and related costs - SG&A	2,084	-	6,174	-
Fair value movements in stock options - SG&A	2,730	416	6,170	1,000
Restructuring expenses	3,792	-	3,792	-
Adjusted operating income	63,460	37,427	145,817	94,512
Net gain or loss on sale of capital and landfill assets	50	(13)	(381)	(128)
Amortization	62,790	41,946	145,403	120,702
Adjusted EBITDA	$126,300	$79,360	$290,839	$215,086

Net income	$23,941	$19,109	$60,486	$43,853
Transaction and related costs - SG&A	2,084	-	6,174	-
Fair value movements in stock options - SG&A	2,730	416	6,170	1,000
Restructuring expenses	3,792	-	3,792	-
Interest on long-term debt	2,409	-	2,409	-
Net gain or loss on financial instruments	(1,498)	305	(3,248)	(866)
Conversion costs	-	93	-	208
Net income tax expense or recovery	(1,748)	(104)	(2,063)	285
Adjusted net income	$31,710	$19,819	$73,720	$44,480

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this press release have the meaning set out in this note.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, and capitalization and anticipated financial impacts of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate WSI’s businesses into those of IESI-BFC in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, WSI, the transaction or other matters and attributable to IESI-BFC or WSI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC and WSI do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and WSI, are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information
IESI-BFC Ltd.
Andrea Rudnick
Vice President, Corporate Development and Communications
Tel:  (416) 401-7750
Email:  andrea.rudnick@bficanada.com

Management will hold a conference call on Wednesday, October 27, 2010, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2010.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 95889067, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, November 10, 2010, at midnight, and can be accessed by dialing 1-800-642-1687, conference code 95889067.  International or local callers can access the replay by dialing 706-645-9291.  The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.